Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
O: 650.493.9300
f: 650.493.6811
December 8, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Dietrich King

Re:	Ibotta, Inc.
Draft Registration Statement on Form S-1
Submitted October 27, 2023
CIK 0001538379
Ladies and Gentlemen:
On behalf of our client, Ibotta, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated November 22, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Draft Registration Statement on Form S-1 as filed by the Company on October 27, 2023 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an updated draft of the Registration Statement (the “Submission No. 2”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Submission No. 2.
Draft Registration Statement on Form S-1 Submitted October 27, 2023
Risk Factors, page 18
1.We note your disclosure on page 101 stating that you have some cost of debt exposure to rising interest rates. Please expand your discussion of interest rates, in a new or an existing risk factor, to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
In response to the Staff’s comment, the Company has updated the disclosure on pages 40 and 106 of Submission No. 2. The Company respectfully advises that it has not included additional disclosure on its convertible notes because although the Company’s convertible notes are based on a market interest rate, the outstanding amount of such convertible notes will automatically convert into shares of the Company’s common stock upon completion of the contemplated initial public offering.
Risks Related to our Business
If we fail to expand effectively in international markets, our revenues and our business may be negatively affected., page 37
2.We note your disclosure here that you are contemplating expanding your operations outside of the United States. If you intend on using the proceeds from this offering to finance this expansion, please update your Use of Proceeds section.
In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not have plans to expand its operations outside of the United States or use its proceeds from this offering to finance any expansion outside of the United States. The Company has updated the disclosure on page 40 of Submission No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77
3.We note your disclosure on page 26 that you have experienced supply chain disruptions. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to reliability, or regulatory approval of services.
In response to the Staff’s comment, the Company respectfully advises the Staff that the Company was impacted by its clients’ supply chain disruptions. For example, consumer packaged goods (“CPG”) brands experienced decreased inventory levels, increased shipment delays, increased freight costs, and elevated levels of demand, particularly in 2022 during the COVID-19 pandemic. As a result, in the first half of 2022, the Company’s direct-to-consumer redemptions per redeemer were negatively impacted due to supply chain constraints which made it difficult for the Company’s clients to keep their product on shelves and led to decreased promotions on high frequency purchased products. To mitigate any future impacts from clients’ supply chain disruptions, the Company is focused on diversifying the offers available on the Ibotta Performance Network by renewing, maintaining, and expanding relationships with publishers and CPG brands. These mitigation efforts have thus far not introduced new material risks, including those related to product quality or reliability. To clarify, the Company is not subject to regulatory approval of services. However, the Company acknowledges that there is no assurance that it will be able to continue to successfully mitigate impacts from such disruptions in the future.
In response to the Staff’s comment, the Company has updated the disclosure on pages 29, 30, 82, and 83 of Submission No. 2.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 95
4.Your disclosure appears to emphasize how net cash provided by operating activities was derived and refers to non-cash items that do not impact cash. Your discussion should be an analysis of material changes that affected operating cash between comparable periods and should discuss the key drivers or factors responsible for changes in your operating, investing and financing cash flows during the periods presented in your financial statements. Please revise your disclosure accordingly.
In response to the Staff’s comment, the Company has updated the disclosure on page 101 of Submission No. 2.
Note 11: Redeemable Convertible Preferred Stock, Common Stock, Restricted Stock Purchase and Common Stock Warrants
Common Stock Warrants, page F-26
5.We note that as of December 31, 2022 vesting of the Walmart warrants is not yet considered probable, and therefore no expense has been recorded.  Please disclose the potential effects of this arrangement on shareholders pursuant to ASC 718-10-50-1. Additionally, please tell us how any related expense will be recorded and the basis for the treatment.
In response to the Staff’s comment, the Company has updated the disclosure on pages 100, F-26, and F-27 of Submission No. 2 to provide additional information related to the accounting for the Walmart Warrant, including how the related expense will be recorded and the basis for the treatment.
With regards to the timing of recognition of the Walmart Warrant expense, we respectfully advise the staff that the Company considered the specific vesting terms and conditions of the Walmart Warrant. In terms of the accounting treatment, a portion of the warrant vests upon performance by both the Company and Walmart in launching a digital offer program to all Walmart customers which enables those customers to redeem offers using Walmart’s mediums (e.g., in-store, online and mobile app) under the Commercial Agreement (“Launch”) and is considered a performance condition under ASC 718. Therefore, no expense will be recognized until the Launch is determined to be probable of occurrence. The remaining portion of the Walmart Warrant vests if, post-Launch, Walmart continues to provide services under the Commercial Agreement (time-based service condition) with potential acceleration of vesting of certain warrants if the volume of activity under the Commercial Agreement exceeds certain thresholds. If the Launch does not occur, none of the warrant will vest.
As of December 31, 2022, the program was only available to Walmart+ members, which did not meet the definition of the Launch performance condition as it requires Launch to all Walmart customers. The Launch was not considered probable as of December 31, 2022, but was subsequently determined to be probable of occurrence in September 2023, at which point commencement of expense recognition occurred.
With regards to the income statement classification of the Walmart Warrant expense, the Company considered the guidance in Staff Accounting Bulletins “SAB” Topic 14.F, “Classification of Compensation Expense Associated with Share-Based Payment Arrangements”. We determined that the warrant expense should be included as a sales and marketing expense as the expense relates to Walmart providing the Company with access to Walmart’s customers to potentially generate future redemptions that would result in redemption revenue to the Company from third-party CPG brands offering the cash back rewards. The Company considered whether the expense related to the Walmart Warrants should be classified as cost of revenue but concluded sales and marketing was more appropriate because the Walmart Warrants may still vest even if no future revenue is generated from the CPG brands. This presentation is consistent with the Company’s historical presentation of consumer acquisition costs as a sales and marketing expense.
General
6.We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third-party data you cited, provide the consent of the third party in accordance with Rule 436.
The Company acknowledges the Staff’s comment and supplementally informs the Staff that none of the market, industry and other data in the proxy statement/prospectus was commissioned by the Company. The market, industry or other data contained in the Registration Statement are from publicly available sources, which are provided in the “Market, Industry and Other Data” section on pages 72 and 73 of Submission No. 2.
7.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (650) 320-4597 or mbaudler@wsgr.com.

/s/ Mark Baudler
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bryan Leach, Ibotta, Inc.
Sunit Patel, Ibotta, Inc.
John Jackson, Ibotta, Inc.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, P.C.
David Boston, Willkie Farr & Gallagher LLP
Tej Prakash, Willkie Farr & Gallagher LLP